DIVAKAR GUPTA
+1 212 479 6474
dgupta@cooley.com

VIA EDGAR

December 17, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Tara Keating Brooks

Ms. Amy Reischauer

Mr. Jacob Luxenburg

Mr. James Rosenberg

Re:                             AveXis, Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted November 25, 2015
CIK No. 0001652923

Ladies and Gentlemen:

On behalf of our client, AveXis, Inc. (“AveXis” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 9, 2015 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on November 25, 2015.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

COOLEY LLP  1114 AVENUE OF THE AMERICAS  NEW YORK, NY  10036

T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

If we are unable to build and integrate our new management team…, page 42

1.                                      We note your revised disclosure in response to our prior comment 7. Please revise your disclosure to provide your reasonable best estimate of the amount of time Dr. Kaspar devotes to your business activities. We also note your revised conflict of interest disclosure generally relates to Dr. Kaspar’s ability to devote sufficient attention to your affairs. Please expand this discussion, if applicable, to discuss any other material risks related to his dual service (e.g., the development of competing technologies).

In response to the Staff’s comment, the Company has revised the disclosure on pages 43-44 of the Amended DRS.

Strategic Collaborators and Relationships, page 115

2.                                      We note your revised disclosures in response to our prior comment 12. Please describe briefly the “licensed products” for each of your licensing agreements. We also note your agreements with each of REGENXBIO and Asklepios include sublicensed patents from the University of Pennsylvania and the University of North Carolina, respectively. Please revise your disclosure to discuss briefly your rights to the sublicensed intellectual property in the event of, and the risks related to, a default or termination of the underlying agreements between your licensors and each of the University of Pennsylvania and the University of North Carolina.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118-123 of the Amended DRS. With respect to disclosing the risks related to a default or termination of the underlying agreements between the Company’s licensors and each of the University of Pennsylvania and the University of North Carolina, the Company has expanded the disclosure on page 54, where the implications of such an event are described.

Restricted Stock Granted to Non-Employees, page F-38

3.                                      Refer to your response to our prior comment 20. You refer to “accelerated attribution method” in Notes 2 and 12 and in MD&A under Stock-Based Compensation with respect to how you recognize employee and non-employee awards. We do not believe that disclosure of this method alone provides information as to how you recognize compensation expense. Please tell us where this method is defined in authoritative literature, or disclose specifically how you apply this method to your awards. In this regard, it is not clear whether you apply this method only to awards with graded vesting as referred to in ASC 718-10-35-8, which provides two methods of recognition, both of which use a straight-line basis.

Graded vesting is defined as an award that vests in stages over the award’s contractual term as compared to cliff-vesting, which is an award that vests as of a specific date. Paragraph 718-10-35-8 provides for the following two methods to recognize compensation cost for awards with graded vesting:

a. On a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards (graded vesting attribution method)

b. On a straight-line basis over the requisite service period for the entire award (that is, over the requisite service period of the last separately vesting portion of the award), subject to the limitation noted in paragraph 718-10-35-8.

The choice of attribution method for awards with graded vesting schedules is a policy decision that is not dependent on an entity’s choice of valuation technique.

In addition, the choice of attribution method applies to awards with only service conditions.  If awards with market or performance conditions include graded-vesting features, the graded vesting method should be used and the straight-line method should not be used. Additionally, if an award includes both a service condition and a market or performance condition, the graded-vesting method should be used.

The Company has made an accounting policy decision to account for its stock-based awards that are subject to graded vesting using the graded vesting attribution method.  As a result, compensation expense related to awards are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

In response to the Staff’s comment, the Company has revised the disclosures in Notes 2 and 12 and in the MD&A to provide additional information as to how it recognizes compensation expense.  Additionally, the Company has clarified its disclosure regarding the method being utilized so that it aligns with the description utilized in the authoritative literature.  A blackline reflecting the changes made to the disclosure in the Amended DRS is set forth below:

Our stock-based awards are subject to either service or performance-based vesting conditions.  Compensation expense related to awards to employees with only service-based vesting conditions is recognized on ~~the accelerated~~a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards,  or the Graded Vesting ~~a~~Attribution ~~m~~Method,  based on the estimated grant date fair value ~~of the award over the associated service period of the award, which is generally the~~for each separately vesting ~~term~~tranche.   Compensation expense related to awards to non-employees with only service-based vesting conditions is recognized based on the then-current fair value at each financial reporting date prior to the measurement date over the associated service period of the award, which is generally the vesting term, ~~on the accelerated~~using the Graded Vesting ~~a~~Attribution ~~m~~Method.

Compensation expense related to awards to employees with only performance-based vesting conditions is recognized based on the estimated grant date fair value of the award over the requisite service period using the ~~accelerated~~Graded Vesting ~~a~~Attribution ~~m~~Method to the extent achievement of the performance condition is probable.  Compensation expense related to awards to non-employees with only performance-based vesting conditions is recognized based on the then-current fair value at each financial reporting date prior to the measurement date over the requisite service period using the ~~accelerated~~Graded Vesting ~~a~~Attribution ~~m~~Method to the extent achievement of the performance condition is probable.

The non-vested shares under the award are being revalued each period until they vest.  Compensation expense is recorded utilizing the ~~accelerated~~Graded Vesting ~~a~~Attribution ~~m~~Method.

The Company’s stock-based awards are subject to either service or performance-based vesting conditions.  Compensation expense related to awards to employees with only service-based vesting conditions is recognized on ~~the accelerated~~a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “Graded Vesting ~~a~~Attribution ~~m~~Method”) based on the estimated grant date fair value ~~over the associated service period of the award, which is generally the~~for each separately vesting ~~term~~tranche.  Compensation expense related to awards to non-employees with only service-based vesting conditions is recognized based on the then-current fair value at each financial reporting date prior to the measurement date over the associated service period of the award, which is generally the vesting term, ~~on the accelerated~~using the Graded Vesting ~~a~~Attribution ~~m~~Method.  Compensation expense related to awards to employees with only performance-based vesting conditions is recognized based on the estimated grant date fair value over the requisite service period using the ~~accelerated~~Graded Vesting ~~a~~Attribution ~~m~~Method to the extent achievement of the performance condition is probable.  Compensation expense related  to awards to non-employees with only performance-based vesting conditions is recognized based on the then-current fair value at each financial reporting date prior to the measurement date over the requisite service period using the ~~accelerated~~Graded

Vesting  ~~a~~Attribution ~~m~~Method to the extent achievement of the performance condition is probable.

The unvested shares under the award are being revalued each period until they vest.  Compensation expense is recorded using the ~~accelerated~~Graded Vesting ~~a~~Attribution ~~m~~Method over the vesting period of each separate vesting tranche of the award.

*        *        *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.  The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

/s/ Divakar Gupta

Divakar Gupta

cc:                                Sean P. Nolan, AveXis, Inc.

Thomas J. Dee, AveXis, Inc.

Darren K. DeStefano, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP